

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Thomas Cooke
President and Chief Executive Officer
Saratoga Resources, Inc.
1304 Alta Vista
Austin, TX 78704

> **Re: Saratoga Resources, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 21, 2021**
> **File No. 000-27563**

Dear Mr. Cooke:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael W. Sanders